Exhibit 4.2(e)

TIM STOCK OPTION PLAN 2000-2002

FOR THE MANAGEMENT OF TELECOM ITALIA MOBILE

RULES

1.	Description and object of the Plan

1.1

Using the powers conferred on it by the Extraordinary General Meeting of Telecom Italia Mobile S.p.A. (“the Company”), by a resolution passed on 18 December 1998 and filed with the Company Register on 20 January 1999 (the “Approval Resolution”), an incentive and loyalty plan (the “Plan”) is drawn up, aimed at the strategic human resources of the Company.

1.2

The Plan consists of the allocation to each of the Recipients, with reference to the duration of the Plan Cycles, of a number of Options (as defined in point 3.1), determined pursuant to point 2, to be exercised upon achievement of the Objectives in accordance with the Incentive Parameters (as defined in point 4) and under the terms and conditions laid down in point 6 (“Time of Allocation”).

1.3

The exercise of Options will be during the five-year period, starting from the date of the Approval Resolution, during which the Board of Directors of the Company (the “Board of Directors”) approves, on one or more occasions, an increase in capital in accordance with the combined effect of the last paragraph of Article 2441 of the Civil Code and Articles 134.2 and 134.3 of Legislative Decree 58/1998 for the Plan using the powers conferred on it pursuant to Article 2443 of the Civil Code.

2	Recipients

2.1	Recipients are the managers of the Company or other Group companies who perform key functions in the Company or the Group companies in which they work.

2.2

The list of Recipients, their relevant extent of participation in the Plan and, possibly, the lesser extent of participation for individuals participating in similar plans promoted by other Group companies are approved by the Company Board of Directors.

2.3	If, during the course of the Plan, changes are made to the organizational or corporate structure or to the management of the personnel, the consequent decisions will be taken as necessary.

2.4	Each Recipient will be notified of his inclusion in the Plan, specifying, inter alia:

a)	the Incentive Parameters that are the condition for the exercise of the Options, as specified in point 4;

b)	the extent of his participation in the Plan and the Issue Price as defined in point 3.4

An analogous notification will be made concerning the occurrence of the above-mentioned Incentive Parameters; such notification will also specify the starting date for the exercise of the relevant Options.

3	Characteristics of the Options to be allocated

3.1

The Options will grant each Recipient the right to subscribe for ordinary shares in the Company (the “Shares”) to be issued, pursuant to the Approval Resolution, at the Issue Price (as defined in point 3.4), in the ratio of one Share, with normal entitlement, for every Option allocated (the “Options”), save as provided for in point 3.5.

3.2

The procedures, period and terms and conditions for the exercise of the Options will be laid down by the Board of Directors. Any Options not exercised within the aforesaid time limits will be forfeit and consequently will no longer grant any rights to the Recipient or to his successors.

3.3	The Options will be personal and non-transferable between living persons.

3.4

The unit price at which the Shares will be issued, for exercise of the Options by the Recipients and the resulting subscription to the increase in capital reserved for them, will be the average of the official prices of the Shares recorded on the MTA market operated by Borsa Italiana S.p.A. in the six-month period preceding the Incentive Period laid down by the Board of Directors (the “Issue Price”).

3.5

The Board of Directors will instigate the necessary procedures for approval by the competent Company bodies in order to adjust the terms and conditions for the exercise of the Options in the event of any of the following transactions:

a)	a split or reverse split of the Shares;

b)	an increase in the Company’s capital by way of a free issue of new Shares;

c)

an increase in the Company’s capital by way of a rights issue of new shares, including for the convertible bonds, bonds with warrants or for warrants giving the right to subscribe for the new shares and any transactions involving the capital and/or the reserves that give rise to the detachment of a negotiable right;

d)	a merger or spin-off of the Company, without prejudice to the right of the Board of Directors to set a time limit for the exercise, on pain of forfeit, of the Options already allocated;

e)	the distribution of extraordinary dividends on the Shares;

f)	a reduction in the Company’s capital by way of the cancellation of shares, except for treasury shares;

or upon the occurrence of any other circumstances that make such adjustments necessary.

3.6	Any adjustments referred to in point 3.5 will be notified to the Recipients.

3.7	Any legal withholdings and contributions the Company is required to make or pay if required by the current tax and social security regulations will naturally remain for the Recipient’s account.

4	Incentive parameters

4.1

For each Plan Cycle the Board of Directors will identify the incentive parameters and fix the corresponding target values (the “Incentive Parameters”). The Board of Directors will also take the necessary decisions in the cases referred to in point 3.5 and – for parameters related to market value – when failure to achieve the Incentive Parameters is due to particularly negative movements in stock market prices as a whole.

5	Increase in capital

5.1

Using the powers conferred on it pursuant to Article 2443 of the Civil Code, the Board of Directors, once the Incentive Parameters have been identified, will approve the increase in capital for the Plan in accordance with the combined effect of the last paragraph of Article 2441 of the Civil Code and Articles 134.2 and 134.3 of Legislative Decree 58/1998 and lay down the procedures, period and terms and conditions for the exercise of the Options. If the minimum value of the Incentive Parameters referred to in point 4 is not reached, the Options will be added to the next ones for no longer than the duration of the Plan.

6	Exercise of options

6.1

Each Recipient may exercise all or part of the Options allocated in accordance with the procedures, period and terms and conditions laid down by the Board of Directors and notified by the Company officers appointed for the purpose.

6.2

An essential condition for the exercise of the Options is the continued existence of an employment relationship between the Recipient and the Company or a Group company, even if different from the company with which such relationship existed at the Time of Allocation.

6.3

In the event of voluntary termination of the employment relationship, the Recipient will forfeit the right to exercise the Options with effect from the date of presentation of the letter of resignation.

6.4

In the event of termination of the employment relationship by mutual consent, the Board of Directors may determine, on a case-by-case basis, to permit the exercise of all or part of the Options allocated.

6.5

In the event of termination of the employment relationship with the right to receive an old-age or seniority pension or owing to the exit from the Group of the company with which the employment relationship existed or if a cash and/or exchange tender offer is made for the Shares, by way of derogation from point 6.2 the Options already allocated will continue to be exercisable.

6.6	In the event of dismissal, with or without notice, the Recipient will forfeit the right to exercise the Options with effect from the date of the notification of dismissal.

6.7	In the event of succession in the event of death, by way of derogation from point 6.2 the beneficiary may exercise the Options already allocated.

6.8

In any event, the right of exercise – taken to mean the irrevocable notification by each Recipient of his intention to exercise the Options allocated to him – will be suspended from the tenth stock exchange trading day preceding that of the convening at the first call of shareholders’ meetings which holders of the Shares are entitled to attend up to and including the date on which the meeting is held, at the first or a later call, and in any case up to the first day the Shares are quoted “ex” in the event of the payment of dividends or of transactions referred to in point 3.5 a) through f) approved by such shareholders’ meetings.

7	Notifications

7.1	Notifications to be made to the Recipients pursuant to these Rules will be made in writing to their place of work or to the address they indicated.

Rome, 23 December 1999

2000-2002 STOCK-OPTION PLAN

In its meeting on 22 December 1999 the Board of Directors of TIM approved a Stock Option Plan for managers. The Plan is an important innovation in the management of TIM’s strategic human resources and is intended to involve the management directly in the achievement of the Company’s growth objectives.

Accordingly and in light of the key role you play, I am pleased to inform you that you are among the beneficiaries of the Plan for the three years 2000-2002. Specifically, you have been granted a total of ... options to subscribe for an equal number of newly-issued ordinary shares of the Company.

The subscription price per share has been set equal to the arithmetic mean of the official prices of the TIM ordinary shares on the MTA electronic share market organized and managed by Borsa Italiana S.p.A. during the six months prior to the period of the Plan (July-December 1999). It will be notified to you shortly.

The options may be exercised pursuant to the following terms and conditions:

•

the first lot (equal to 1/3 of the total options) may be exercised in the period May-June 2000, subject to achievement of an Economic Value Added (EVA), net of financial investments at 31.12.1999, of not less than Lit. 2,606 billion;

•

the second lot (equal to 1/3 of the total options) may be exercised in the period May-June 2001, subject to achievement of an EVA, net of financial investments at 31.12.2000, of not less than Lit. 2,766 billion;

•

the third lot (equal to 1/3 of the total options) may be exercised in the period May-June 2002, subject to achievement of an EVA, net of the financial investments at 31.12.2001, of not less than the EVA, net of financial investments, budgeted for 2001.

The three-year period of the Stock Option Plan nonetheless allows persons with entitlement to exercise the options, at their choice, either in the period May-June of each of the years in question or, by cumulating the lots, at the subsequent annual maturities up to the last. If the minimum values of the EVA parameter defined above are not reached for the first and/or the second lot, the options may be cumulated with those of the subsequent lot(s) but not beyond the period of the Plan.

Your current annual salary and the national and company agreements that govern its development are unaffected by the Plan, which does not give rise to any rights with regard to the granting of similar benefits in the future.

For all matters not covered here, please refer to the enclosed Stock Option Plan

I am certain of your diligent collaboration and constant effort and send you my regards and best wishes for your work in the future.

Marco De Benedetti

For acceptance:	Signature	Date

For specific acceptance pursuant to Articles 1341 and 1342 of points 2.3-3.2-3.3-3.5-3.7-4.1-5-1.6 of the enclosed Stock Option Plan.

For acceptance:	Signature	Date

CAUTION

The offer of options on ordinary shares of Telecom Italia Mobile S.p.A. for the period 2002/2003 constitutes a “public offering” to which the relevant provisions of Legislative Decree 58/1998 as amended do not apply in accordance with Article 33.1g) of Consob Regulation 11971/1999. Consequently, the enclosed Rules do not constitute an offering prospectus or equivalent document as provided for in the above-mentioned Regulation and do not have to be cleared by Consob.